to positive change.

community shores bank corporation / 2007 ANNUAL REPORT

SELECTED FINANCIAL INFORMATION

TOTAL ASSETS
in millions


$222.2
$247.0
$273.5
2005
2006
2007

EARNINGS PER SHARE
diluted


$0.82
$0.89
$(0.53)
2005
2006
2007

RETURN ON AVERAGE EQUITY


8.63%
8.59%
(4.71)%
2005
2006
2007

At or For the Year Ended December 31,	2007	2006	2005
(dollars in thousands, except per share data)			
RESULTS OF OPERATIONS:			
Net interest income	$ 7,974	$ 8,478	$ 8,161
Provision for loan losses	1,932	721	854
Non interest income	1,714	1,517	1,263
Non interest expense	9,056	7,390	6,785
Income (loss) before income tax expense	(1,300)	1,884	1,785
Income tax expense (benefit)	(528)	569	572
Net income (loss)	(772)	1,315	1,213
FINANCIAL CONDITION:			
Total assets	273,458	246,981	222,166
Total loans	230,219	207,432	192,645
Allowance for loan losses	3,603	2,549	2,613
Securities	19,822	18,442	18,902
Deposits	237,950	214,282	190,451
Federal funds purchased and repurchase agreements	4,401	4,495	6,065
Notes payable and FHLB Advances	14,706	10,900	10,500
Shareholders' equity	15,614	16,119	14,500
PERFORMANCE RATIOS:			
Return on average assets	(0.30)%	0.57%	0.57%
Return on average shareholders' equity	(4.71)	8.59	8.63
Net interest margin	3.34	3.89	4.00
Efficiency ratio	93.48	73.94	72.00
PER SHARE DATA:			
Earnings per share—basic	(0.53)	0.91	0.85
Earnings per share—diluted	(0.53)	0.89	0.82
Book value per share	10.63	10.99	10.09
CAPITAL RATIOS:			
Tier 1 leverage risk-based capital	9.04	9.32	9.44
Total risk-based capital	10.29	10.45	10.70



To Our Shareholders

A LETTER FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

· *Adversity* ·

It is unfortunate to report the Company recorded a net loss of $772,000 in 2007. Similar to many banks nationally, regionally and locally, our earnings were adversely impacted by higher than average loan loss provision expenses. The 2007 provision for loan loss was $1.9 million or 306% more than our recorded average over the last five years. Clearly, the convergence of several negative economic variables made this a difficult and disappointing year. While we were not involved in subprime lending or investment vehicles, credit factors, particularly in the areas of real estate and land development trended downward increasing assessments of potential risk.

We entered 2007 confident in our long term strategic initiatives and comfortable that West Michigan was economically stronger than the state as a whole. Muskegon County had experienced employment growth during the fourth quarter of '06. Grand Haven's unemployment rate was holding constant, and while financial indicators were mixed, the overall outlook for the year was neutral. Our branching initiatives showed positive results in the first quarter. We significantly increased the number of core deposit accounts opened and the balance sheet began to reflect a reduction in brokered deposits. Implementing long range plans designed to improve non-interest income, we invested in the talent and infrastructure needed to secure a market presence in residential mortgage lending.

The investments in our branch system and mortgage product offerings were implemented with a long range view of establishing a sound foundation to enhance future shareholder value. It was anticipated that these actions would be challenging. What was not projected were the negative consequences of the collapse of the subprime mortgage market, its attendant fallout and resulting impact on the financial sector. When combined with emerging recognition that Michigan's economic condition had regressed to the point of recession and that West Michigan was not immune to the state's greater problems, Community Shores Bank was presented with considerable challenges.

· *Strategic Accomplishments* ·

Despite the complex operating climate, we made substantial progress on many fronts. We gained significant market share from super regional competitors. According to the FDIC Summary of Deposits, we grew 112 basis points and now hold 13.45% of the deposits in Muskegon County. During the first quarter we surpassed a major growth milestone, exceeding $250 million in assets. We ended the year at $273.5 million, a 10.7 % increase over year-end 2006.

Our North Muskegon branch, after a full year of operation at its new location on the Causeway, experienced a net increase in deposits of 40%. In the third quarter, we successfully relocated our Grand Haven banking office to Beacon Boulevard at Taylor. This location provides added customer convenience and its high visibility enables us to garner greater market awareness, increasing our ability to attract new customers.

Despite the stress in Michigan's real estate market, a healthy amount of mortgage financing business exists. With a strategic focus on growing non-interest income, we successfully recruited five highly experienced mortgage originators from a local competitor. With an emphasis on selling 75–90% of all loans originated, we increased our secondary market sales by 85% over 2006, contributing an additional $129,000 to non-interest income for the year.

Although there were significant upfront costs related to the investments in our branch system and mortgage banking program, these initiatives provide a strong foundation upon which future shareholder value will be derived.

· *Continuing Challenges* ·

Recent economic factors have resulted in significant decreases to the Bank's internal prime lending rate. This has acted to further compress our net interest margin. To offset this, Community Shores has been shifting its asset sensitive loan portfolio to a more a neutral position, resulting in a $24.6 million or 5% increase in fixed rate loans over year-end 2006. To further alleviate the effects of margin compression, we will leverage our expanded branch network focusing on core deposit generation. This will be aided by the introduction of a new Health Savings Account or HSA, followed by a Premium Money Market deposit account, enhanced web based bill payment functionality for both personal and business accounts, and an improved business ACH origination system. Augmenting these deposit initiatives will be the roll out of electronic statement delivery. The anticipated change in our deposit mix will act to reduce interest expense and offset declining loan interest income.

The threat of further deterioration in our national and state economy may result in higher unemployment rates and additional erosion in real property values. Economic hardship raises concern about credit quality, non-performing assets and future losses. As a true community bank, we are sensitive to change in the economy and its impact on our customers. We work directly with our borrowers throughout the business continuum—good and bad. Management and lending staff are proactively identifying credit deterioration in order to mitigate losses.

· 2008 Outlook ·

We anticipate that this will be a difficult year for Community Shores, its customers and shareholders. The Board of Directors, staff and management are committed to restoring profitability by reducing overhead, maximizing efficiencies and reducing loan losses. We have already made changes. Since the fourth quarter of 2007, there has been a reduction in staff of nearly 10%, both through attrition and permanent layoffs. While these types of measures are unfortunate, they are necessary in order to have a meaningful impact on non-interest expense.

Despite these reductions, given the difficult credit and uncertain economic environment, we do not expect the Company to return earnings performance to previous levels until the end of 2008. We are confident, however, that our values, business ethic and commitment to the communities in which we do business make Community Shores Bank the financial partner of choice, thereby providing further value for our shareholders.

Sincerely,

Heather D. Brolick
President and Chief Executive Officer
Community Shores Bank Corporation

March 21, 2008

Financial Results

COMMUNITY SHORES BANK CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

· *Introduction* ·

Community Shores Bank Corporation ("the Company") is a Michigan corporation and is the holding company for Community Shores Bank ("the Bank") and Community Shores Mortgage Company ("the Mortgage Company"), a wholly-owned subsidiary of the Bank. On September 27, 2002, the Company received regulatory approval to become a financial holding company and created Community Shores Financial Services ("CS Financial Services"). In December 2004, a business trust subsidiary was formed called Community Shores Capital Trust I ("the Trust").

The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan. The Bank currently has four locations from which to serve the communities of Muskegon and Grand Haven.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits, formerly Lead Financial. Lakeshore Employee Benefits offers amongst other things employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services.

In December of 2004, the Company formed Community Shores Capital Trust I, a Delaware business trust. The Trust is administered by a Delaware trust company, and two individual administrative trustees who are employees and officers of the Company. The Trust was established for the purpose of issuing and selling its preferred securities and common securities and used the proceeds from the sales of those securities to acquire subordinated debentures issued by the Company. A majority of the net proceeds received by the Company was used to pay down the outstanding balance on the Company's line of credit. The remaining proceeds were used to contribute capital to the Bank as well as support the general operating expenses of the Company, including the debt service on the Company's subordinated debentures.

The Company's asset growth was $26.5 million in 2007 compared to $24.8 million in 2006. However, contrary to 2006, the growth was not supported by the Bank's earnings. The Bank recorded a net loss of $250,000 for 2007 and required capital contributions of $2,550,000 from the Company via its line of credit. Projections for 2008 allow limited Bank asset growth thus there are no projected capital contributions from the Company. The Company currently has access to $1.5 million via its cash account and the available balance on its line of credit at Fifth Third Bank. The Capital Committee of the Bank has begun to explore a short-term capital solution and will assess long-term capital opportunities of the Company given the economic environment.

As of December 31, 2007, the Bank had 74 full-time employees and 24 part-time employees, an increase of 13 full-time and 2 part-time positions since December 31, 2006. Management does not anticipate increasing staff in 2008.

· *Critical Accounting Policies and Estimates* ·

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2007. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as disclosures found elsewhere in the Annual Report are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. Actual results could differ from the estimate.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans and loan groupings, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience. See the Financial Condition section of Management's Discussion and Analysis and Notes 1 and 3 to the Company's consolidated financial statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Company's assets reported on the balance sheet as well as its net income. Management has discussed the development of this critical accounting estimate with the Board of Directors, and the Audit Committee.

· *Forward-Looking Statements* ·

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company, the Bank, the Mortgage Company and CS Financial Services. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; devaluation of real property; the ability of the Company to borrow money or raise additional capital when desired to support future growth; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

· *2007 Overview* ·

The Company's assets grew by 11% to $273.5 million at December 31, 2007 but unfortunately there was a net loss recorded of $772,000. For 2007, diluted losses per share of the Company were $(0.53). Although the Company's interest-earning assets increased by 9%, the overall net interest margin declined, the calculated loan loss provision escalated due to an increase in impaired and non-performing loans, and operating expenses rose as a result of increased capital asset costs and recruiting costs associated with five local mortgage originators and their staff. The increased capital asset costs included a full year of depreciation on the Harvey Street branch which was completed in November 2006 and the North Muskegon branch which was relocated to its new facility in January 2007. The Grand Haven banking facility moved to its new location in August 2007. The branching initiative helped to increase local deposit balances by 7% and the total number of checking and savings accounts by over 8% in 2007. The mortgage initiative increased staff costs by nine full-time employees, however the team helped to improve mortgage related non-interest income by 517% in spite of the downturn in the Michigan real estate market.

· *Financial Condition* ·

Total assets increased by $26.5 million to $273.5 million at December 31, 2007 from $247.0 million at December 31, 2006. Growth was mostly attributable to an increase in the loan portfolio and premises and equipment.

Loans, including held for sale and portfolio loans, grew 12% since year-end 2006. This rate of growth is more than that experienced in 2006. Loans held for sale grew by $2.1 million from December 31, 2006 to December 31, 2007. Loans held for sale reflect residential mortgages and Small Business Administration ("SBA") loans that have been originated and are in the process of being sold to an investor. Portfolio loan balances were $230.2 million at December 31, 2007 up from $207.4 million at December 31, 2006. Increases to the commercial real estate, construction, residential and consumer loan portfolios of $26.5 million were offset by a decrease in the commercial portfolio of $3.9 million. At December 31, 2007, the concentration of commercial and commercial real estate loans was 78% of the Bank's total loan portfolio, down from 81% at 2006 year-end. Although there was net growth in the combined commercial portfolios of $10.2 million, residential, construction and home equity loans grew markedly as a result of the Bank's mortgage initiative.

The loan portfolio makes up roughly 91% of the Company's earning assets thus making its composition critically important from an interest rate risk standpoint. The Company attempts to mitigate interest rate risk in its loan portfolio in many ways. Two of the methods used are to balance the rate sensitivity of the portfolio and to avoid extension risk. At December 31, 2007, there were 58% of the loan balances carrying a fixed rate and 42% a floating rate. Since December 31, 2006, the proportion of fixed rate loans in the portfolio increased 5%. The shift in the distribution resulted in an additional $24.6 million fixed rate loans, more than the total net growth recorded in 2007. Some of the shift is a factor of the types of loans that grew (residential mortgages and fixed home equity) and some is simply customer preference. The increased concentration of fixed rate loans has been helpful in the current declining rate environment however; both types of loans may be useful to protect net interest income from being adversely affected by interest rate fluctuations. Management strives to optimize the repricing mix in an effort to protect the earnings of the Company.

Avoidance of extension risk is the other important means to mitigate interest rate risk. In periods of low interest rates it is generally not advantageous for a financial institution to book long-term, fixed rate notes. Although the Bank enhanced its mortgage line of business in 2007, the intention is to sell 75–90% of all long-term residential mortgages originated. Although some growth is expected in the residential real estate portfolio, it is not anticipated that there will be a significant change to the maturity distribution of the Bank's total loan portfolio. At December 31, 2007, the maturity distribution of the Bank's loan portfolio was relatively balanced between short-term (less than one year) and long-term (greater than one year) maturities.

The contractual loan maturities and rate sensitivity of the loan portfolio at December 31, 2007 have been included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial, financial and other	$ 8,898,521	$ 41,227,006	$ 33,663,453	$ 2,754,207	$ 86,543,187
Real estate—commercial	13,811,341	14,777,902	58,572,854	4,886,517	92,048,614
Real estate—construction	2,548,712	1,378,339	104,947	2,232,593	6,264,591
Real estate—mortgages	104,461	357,253	2,224,298	13,156,193	15,842,205
Installment loans to individuals	1,174,050	5,031,137	19,164,133	4,151,503	29,520,823
	$26,537,085	$62,771,637	$113,729,685	$27,181,013	$230,219,420
Loans at fixed rates	$ 8,534,010	$10,514,849	$ 92,318,046	$23,082,473	$134,449,378
Loans at variable rates	18,003,075	52,256,788	21,411,639	4,098,540	95,770,042
	$26,537,085	$62,771,637	$113,729,685	$27,181,013	$230,219,420

Another facet of the Company's risk management program is reduction of credit risk, the risk of nonpayment. Avoiding portfolio concentrations in any one type of loan or in a specific industry helps to decrease credit risk; however, the risk of nonpayment for any reason exists with respect to all loans. The Bank recognizes that credit losses will be experienced and will vary with, among other things, general economic conditions; the creditworthiness of the borrower over the term of the loan; and in the case of a collateralized loan, the quality of the collateral.

The allowance for loan losses represents the Bank's estimate of the reserve necessary to provide for probable incurred losses in the portfolio. As such, the loan portfolio is reviewed and analyzed on a monthly basis for the purpose of estimating loan losses. The allowance is adjusted accordingly with the intent of maintaining an adequate level to absorb loan losses given the risk characteristics of the loan portfolio. In making this determination, the Bank analyzes the ultimate collectability of the loans in its portfolio by incorporating feedback provided by the Chief Lending Officer, an independent loan review and information provided by examinations performed by regulatory agencies.

At December 31, 2007, the allowance for loan losses totaled $3.6 million. The analysis of the allowance for loan losses is comprised of two portions: general credit allocations and specific credit allocations. General credit allocations are made to various categories of loans based on loan ratings, delinquency trends, historical loss experience as well as current economic conditions. The specific credit allocation includes a detailed review of a credit resulting in an allocation being made to the allowance. There are general credit allocations for the total balance of the unguaranteed portion of SBA loans in the Bank's loan portfolio and an extra allocation for the Bank's portfolio of land development loans because of the recent deterioration in the Michigan real estate environment.

The ratio of allowance to gross loans outstanding increased to a level of 1.57% at December 31, 2007 compared to 1.23% at year-end 2006. At December 31, 2007, the allowance contained $1,136,000 in specific allocations for impaired loans whereas at December 31, 2006, there was only $231,000 specifically allocated. Impaired loans increased $6.5 million between December 31, 2006 and the same period end in 2007. One impaired commercial loan for $1.1 million required a specific allocation of $689,000, roughly 61% of the total specific allocations at December 31, 2007. The level of specific allocations made for several commercial real estate relationships were because of the estimated decline in the value of the real property serving as collateral for the borrowings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The total of all allocations included in the allowance by loan class at December 31, 2007 and 2006 was as follows:

	2007		2006	
Balance at End of Period Applicable to:	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$1,687,805	37.6%	$1,239,909	43.5%
Real estate—commercial	1,331,132	40.0	943,907	37.6
Real estate—residential	129,906	6.9	50,862	5.0
Real estate—construction	89,672	2.7	15,344	0.6
Consumer	364,433	12.8	298,994	13.3
Total	$3,602,948	100.0%	$2,549,016	100.0%

The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years although the process employed to calculate historical loss ratios has been enhanced in 2007. Management will continue to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience and the financial condition of the borrowers.

Another factor considered in the assessment of the adequacy of the allowance is the quality of the loan portfolio from a past due standpoint. Due to a variety of causes, the Bank observed a year over year increase in overall past due and non-accrual loans of $5,573,000 with a majority of the increase occurring in the non-accrual category.

Loans Past Due:	December 31, 2007	December 31, 2006	Increase (Decrease)
30–59 days	$2,155,000	$1,407,000	$ 748,000
60–89 days	825,000	886,000	(61,000)
90 days and greater	1,485,000	730,000	755,000
Non-accrual notes	4,532,000	401,000	4,131,000

The economic weakness is affecting some customers' ability to make loan payments on a timely basis. In addition to our lenders, the Bank has two full-time employees dedicated to overseeing past due customer relationships. As such, it is important to note that 21% of the aggregate total of loans 30–59 days past due at 2007 year-end had paid current by January 31, 2008.

The 60–89 day category decreased $61,000 since year-end 2006. Approximately 6% of the total was brought current by January 31, 2008. A majority of the past due balances in this category were commercial loans. Three commercial notes comprise 75% of the balance and all three are secured by real estate. Based on conservative collateral analysis minus selling costs, management is comfortable with the reserve coverage at the end of 2007.

Notes 90 days and greater past due increased $755,000 since year-end 2006. One loan in this category comprises 73% of the total past due at December 31, 2007. The Bank is actively working with the borrower to resolve the past due situation. Another loan in this category, comprising 10% of the total is collateralized by a high-end boat. In January 2008, once the Bank gained possession of the collateral, a charge-off was made for the estimated deficiency between the boat's current market value and the remaining principal balance on the note. The boat is now being held in the Bank's repossessed assets account and is being marketed for sale.

Non-accrual notes increased $4.1 million year over year. 45% of the total in this category is real estate and land development related. During 2007, seven real estate and land development loans totaling $2.1 million were added to this category primarily because of the effects of the weakened real estate market in Michigan. The Bank is in various stages of foreclosure on much of the property that securitizes the non-accrual notes. Where it has been determined that there is a deficiency in the assessed collateral value as compared to the outstanding balance, the Bank has specifically allocated $149,500 in its allowance for loan losses at December 31, 2007. It is anticipated that the other real estate owned category of the Bank's balance sheet will increase as the foreclosure period ends on these loans and the collateral is marketed for sale by the Bank. There was one commercial relationship of approximately $1.1 million also put on non-accrual status late in 2007. The Bank is working with the customer to sell the loan's underlying collateral but the assessed deficiency warranted an allocation of $689,000 in the allowance for loan losses at year-end 2007.

Contrary to the deterioration in past due and non-accrual loans, the ratio of net charge-offs to average loans remained the same at .40%. Net charge-offs increased $94,000 to $878,000 in 2007 compared to $784,000 in 2006. During 2007, 56 loans were charged off. The principal balances of these charge-offs aggregated $921,000, which is up from $842,000 charged off in 2006. Management has dedicated more resources to the Bank's credit area in light of the increases in both past due and non-performing loans. All lenders are focused on working with our current customers to improve the quality of the Bank's loan portfolio; however, given the economic conditions in Michigan and our increased level of non-performing loans, we expect to receive a higher level of regulatory scrutiny.

The Bank's securities portfolio totaled $19.8 million at December 31, 2007. There was a net increase of $1.4 million since December 31, 2006. Seven security purchases totaling $4.8 million were made, three securities totaling $1.4 million matured and one $500,000 security was sold for a small gain. Other activity consisted of principal payments on mortgage-backed securities.

Premises and equipment increased $1.5 million to $12.5 million at December 31, 2007 from $11.0 million at December 31, 2006. Accumulated depreciation and amortization represented $2.4 million at the end of 2007 and $2.0 million at the end of 2006. During 2007, expenditures were made on infrastructure to enhance the Bank's footprint in Northern Ottawa County. Construction which had begun late in 2006 was completed in August 2007 and the Bank's Grand Haven banking office was moved to U.S.-31 and Taylor. Prior to the relocation, the branch was operating out of a leased facility at U.S.-31 and Robbins Road. The lease expired at the same time the construction was completed. The cost of the building was roughly $1.8 million.

On January 5, 2007, the North Muskegon branch was relocated from its leased facility to its new location on the Causeway in the City of North Muskegon. The cost of the building was roughly $1.2 million. A majority of the cost of this project appeared in the construction in progress balance on December 31, 2006.

Furniture, fixtures and equipment balances increased by a net figure of $595,000. A majority of the purchases were made in conjunction with the newly constructed branches in North Muskegon and Grand Haven. At year-end, the Bank retired approximately $155,000 of fully depreciated equipment that was used in the leased locations in North Muskegon and Grand Haven.

The Bank owns vacant land located on Apple Avenue at Quarterline in the City of Muskegon. The Bank has no immediate plans to construct its fifth banking location but has incurred some preliminary development costs which are included in construction in progress at year-end 2007.

Other assets increased $997,000 from December 31, 2006 to December 31, 2007. The largest item contributing to the change is the addition of a federal income tax receivable of $848,000. As a result of the Bank's net loss recorded in 2007, there was a computed tax benefit.

Deposit balances were $238.0 million at December 31, 2007, up from $214.3 million held at December 31, 2006. In 2007, the total number of checking and savings accounts increased over 8% and the balances in checking and savings accounts increased $840,000. Decreases in demand deposit accounts were offset by increases in the balances of money market and savings accounts. Total deposit growth for 2007 was $23.7 million mostly reflected in higher time deposit balances. Based on deposit market share reports published by the FDIC, the Bank surpassed one of its super regional competitors to attain third position in deposit market share in the Bank's defined market area.[1]

Non-interest-bearing balances were $16.7 million at December 31, 2007; a year over year decrease of $471,000. Since the number of total accounts has increased the decrease in balances on deposit is mostly a factor of customers carrying smaller balances between the two period ends. Management believes that the poor economy in Michigan did play a role in this decrease.

1 The defined market area referred to in this statistic consists of the northern Ottawa communities of Ferrysburg, Spring Lake and Grand Haven and all Muskegon County communities except Montague.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest-bearing demand accounts, consisting of both checking and money market, increased 3.2% during the year. The combined balances were $37.4 million at December 31, 2007 and $36.3 million at year-end 2006. Checking accounts decreased $1.0 million year over year while money market balances increased $2.2 million.

Although there were more savings accounts open between the two year-end periods of 2007 and 2006 savings account balances remained roughly the same. The balance at December 31, 2007 was $13.3 million, up from $13.1 million.

Time deposits overall grew $22.8 million. The increase was comprised of local time deposits increasing by $8.5 million and brokered deposits increasing by $14.3 million. Brokered deposits are time deposits received from depositors located outside of our market area and are placed with the Bank by a deposit broker. In the event that management has the opportunity to grow its loan portfolio but does not currently have the liquidity to fund the loan originations, the Bank obtains brokered deposits. At December 31, 2007, approximately 39% of the total deposits reported were brokered compared to 37% a year earlier. The unsteady rate environment pervading throughout 2007 and the inverted yield curve made shorter term time deposits the most attractive savings vehicle for customers for the better part of the year.

Non-deposit funding sources at December 31, 2007 and 2006 for the Bank included repurchase agreements and FHLB advances. There were no federal funds purchased at either year end. Typically fluctuations in the Bank's daily liquidity position drive the purchase of federal funds or advances from the FHLB. Currently the Bank has $28.5 million of available federal funds lines with various correspondent banks to support unforeseen short-term liquidity fluctuations.

Repurchase agreement balances were $4.4 million at December 31, 2007, roughly the same as the same period end in 2006. A repurchase agreement is treated like a short-term borrowing of the Bank. To secure the short-term borrowing (repurchase agreement), balances held by customers are typically collateralized by high quality government securities held within the Bank's security portfolio. There were nine fewer customers in this product between the two year-end periods. Fewer customers and existing customers reducing their carrying balances between the two year-end periods made up the rest of the decrease.

As of the end of 2007, the Bank had the same three advances totaling $6.0 million from the FHLB outstanding as was reflected at December 31, 2006. The balance consists of three separate notes, which are all putable advances. All three instruments currently have rates ranging from 5.10% to 5.99% and are eligible to convert to a floating rate index at the option of the FHLB (put option). The option is contractually available to the FHLB once each quarter. If the option is exercised, the advance will convert to a floating rate based on a spread to LIBOR. In the event that the FHLB exercises its option and the note is converted, the Bank has the opportunity to repay the advance at that time with no prepayment penalty. The applicable LIBOR rates are monitored every quarter by management to assess the likelihood of the FHLB converting any of the three notes. The scheduled maturities, if the notes are not paid prior to that, are all in 2010.

Subordinated debentures outstanding at December 31, 2006 and 2007 remained at $4.5 million. On December 17, 2004, the Trust, a business trust subsidiary of the Company, using the proceeds from the sale of 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security, purchased an equivalent amount ($4.5 million) of subordinated debentures from the Company. Similar to the rate on the trust preferred securities, the subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was initially set at 4.55125%. The stated maturity is December 30, 2034. Interest payments on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. The most recent payment was made on December 31, 2007. The current rate of interest is 6.88%. The subordinated debentures can be treated as tier one capital for risk-based capital purposes up to a level of 25% of the Company's tier one capital (including the subordinated debentures). Any remaining amount is treated as tier two capital for risk-based capital purposes. The entire $4.5 million qualifies for tier one capital at the Company.

The Company has a $5 million revolving line of credit with Fifth Third Bank. The total balance outstanding at December 31, 2007 was $4,206,043. The line was with LaSalle Bank National Association ("LaSalle") until September 2007. The balance on the LaSalle line at December 31, 2006 was $400,000. There was no activity related to the line in the first quarter of 2007. On June 29, 2007, the Company drew $400,000 to support its general operating expenses and to contribute capital to the Bank. On September 7, 2007, the Company refinanced its $5 million line of credit with Fifth Third Bank ("Fifth Third"). On that day, the Company executed its first draw on its line of credit with Fifth Third in the amount of $806,043. The draw was used solely for the purpose of paying off the principal and interest owed to LaSalle upon maturity of the Company's former line of credit. Additional draws were made in September, October and December in the amounts of $300,000, $100,000, and $3,000,000, respectively. The proceeds were primarily used for the general operating expenses of the Company, capital contributions to the Bank as well as to increase the liquidity position of the Company. The Fifth Third line is variable and bears interest on outstanding principal at a rate of 100 basis points below Fifth Third's internal prime rate. Currently, the interest rate on the Fifth Third line is 5.00%. Interest is owed quarterly in arrears on the first business day of February, May, August, and November and the borrowings may be prepaid in whole or in part without any prepayment fee.

In 2007, Shareholders' equity decreased by a net amount of $504,000. Common stock rose by $23,000 from the proceeds of stock options exercised; accumulated comprehensive income increased $245,000 from the improvement in the market value of the investment portfolio, however these were offset by the Company's consolidated net loss of $772,000.

· *Results of Operations* ·

The Company recorded a net loss for 2007 of $772,000, which was $2.1 million less than the net income of $1.3 million recorded a year earlier. The difference represents a 159% decrease. On a per share basis there was an decline of $1.42, as the Company's diluted earnings per share decreased from $0.89 in 2006 to a $(0.53) loss in 2007.

Factors contributing to the lower earnings outcomes included a decrease in net interest income of $504,000, an increase of $1.2 million in the provision for loan losses and higher operating expenses of $1.7 million. The Company had retained earnings of $2.3 million at December 31, 2007 compared to $3.0 million at December 31, 2006. The following table illustrates some key operating ratios for the years ended December 31, 2007 and 2006:

	2007	2006
Return on average assets	(0.30)%	0.57%
Return on average shareholders' equity	(4.71)	8.59
Average equity to average assets	6.34	6.59

For 2007, net interest income was $8.0 million compared to $8.5 million for 2006. The change represents a 6% decrease compared to 2006's results. Interest income generated during the year was derived from the loan portfolio, the securities portfolio, interest-bearing correspondent accounts and the sale of federal funds. Interest income recorded in 2007 equaled 91% of the Company's annual revenues of which the majority was from the loan portfolio.

For 2007, average earning assets increased by 9% or $21.0 million. The average internal prime lending rate rose from 7.96% in 2006 to 8.05% in 2007, increasing the average rate earned on assets by 2 basis points and the corresponding interest income by $1.6 million. This result was negatively impacted by the loans that were moved to a non-accrual status during the year. At the point of non-accrual designation, all accrued interest is reversed from interest income thus impacting the average yield for loans reflected in the following table. In 2007, the interest reversal was nearly $400,000 and had an 18 basis point effect on the average rate shown below.

Interest-bearing liabilities are made up of deposits, federal funds purchased, repurchase agreements, FHLB advances, notes payable and subordinated debentures. These average interest-bearing liabilities increased 12% or $24.6 million during 2007. The average rate paid increased 51 basis points year over year. As a result of both factors, the interest expense incurred on these products totaled $10.1 million for the year compared to a figure of $8.0 million for 2006. The higher cost of funds was directly related to an escalation of the portfolio rate on time deposits, the largest liability category. Year over year the average rate paid on the time deposit portfolio increased 66 basis points. In 2007, local competition played a large role in the time deposit market driving rates up particularly for short-term maturities. Throughout the year, the Bank offered various time deposit specials to retain and attract deposits, often paying brokered deposit rates just to be competitive with other banks in our defined market area.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the factors affecting both net interest spread and net interest margin were mentioned above, including the mix of interest-earning assets, the mix of interest-bearing liabilities and the interest rate sensitivity of the various categories. To illustrate the Company's condition, the following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented:

	Years Ended December 31:					
	2007			2006		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets						
Federal funds sold and interest-bearing deposits with banks	$ 2,673,291	$ 135,603	5.07%	$ 3,115,319	$ 144,855	4.65%
Securities[1,2]	19,432,193	955,636	4.92	19,371,304	843,013	4.35
Loans[3]	219,965,633	17,131,662	7.79	198,625,907	15,617,761	7.86
	242,071,117	18,222,901	7.53	221,112,530	16,605,629	7.51
Other assets	16,642,868			11,058,121		
	$258,713,985			$232,170,651		
Liabilities and Shareholders' Equity						
Interest-bearing deposits	$203,018,232	$ 9,017,500	4.44	$180,734,753	$ 7,044,480	3.90
Federal funds purchased and repurchase agreements	8,943,301	370,463	4.14	7,072,189	271,502	3.84
Subordinated debentures, notes payable and FHLB advances	11,243,167	744,628	6.62	10,805,218	695,864	6.44
	223,204,700	10,132,591	4.54	198,612,160	8,011,846	4.03
Non-interest-bearing deposits	18,120,516			17,505,342		
Other liabilities	986,711			743,435		
Shareholders' Equity	16,402,058			15,309,714		
	$258,713,985			$232,170,651		
Net interest income (tax equivalent basis)		8,090,310			8,593,783	
Net interest spread on earning assets (tax equivalent basis)			2.99%			3.48%
Net interest margin on earning assets (tax equivalent basis)			3.34			3.89
Average interest-earning assets to average interest-bearing liabilities			108.45			111.33
Tax equivalent adjustment		116,067			115,840	
Net interest income		$ 7,974,243			$ 8,477,943	

1 Includes Federal Home Loan Bank Stock.
2 Adjusted to a fully tax equivalent basis.
3 Includes loans held for sale and non-accrual loans.

As displayed in the preceding table, in 2007, the Bank experienced a more significant increase in rates paid on funding sources as compared to increases to rates earned on invested assets. There is a natural deposit repricing lag for both lending rate increases and decreases. So in spite of the prime lending rate being stable for the first eight months of 2007, competition and repricing opportunities on the deposit side eroded the spread and the calculated net interest margin. The Company's net interest spread declined by 49 basis points, from 3.48% in 2006 to 2.99% in 2007, and the Company's net interest margin (tax equivalent) on earning assets decreased by 55 basis points. The margin was 3.34% for the twelve months ended December 31, 2007 and 3.89% for the twelve months ended December 31, 2006.

As a further demonstration of the effect of rates and volume on this outcome, below is a table displaying the change in interest income and interest expense on interest-earning assets and interest-bearing liabilities segregated between change due to volume and change due to rate:

	Year ended December 31, 2007 over 2006		
	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest-bearing deposits with banks	$ (9,252)	$ (21,692)	$ 12,440
Securities[1]	112,623	2,658	109,965
Loans	1,513,901	1,663,300	(149,399)
Net change in interest income	1,617,272	1,644,266	(26,994)
Increase (decrease) in interest expense			
Interest-bearing deposits	1,973,020	1,070,252	902,768
Federal funds purchased and repurchase agreements	98,961	76,203	22,758
Subordinated debentures, notes payable and FHLB advances	48,764	28,675	20,089
Net change in interest expense	2,120,745	1,175,130	945,615
Net change in net interest income	$ (503,473)	$ 469,136	$(972,609)

1 Adjusted to a fully tax equivalent basis.

The Bank's internal prime lending rate has decreased by 125 basis points in the first month of 2008. Based on the current condition of the economy, management believes that further decreases to the national federal funds rate, which drives the Bank's internal prime lending rate, are likely to continue throughout the first half of the 2008 fiscal year. Over 40% of the Bank's loan portfolio is tied to the prime lending rate allowing approximately $95.8 million of loans to reprice with each movement. It is unlikely that enough liabilities will reprice simultaneously by the same magnitude so that the net interest income of the Bank will not decline. As such, further net interest margin compression is anticipated in 2008.

The provision for loan losses was $1.9 million for 2007 compared to $.7 million for 2006. The 2007 expense was significantly impacted by higher past due and non-accrual loan totals as well as downgrades on commercial loans. In particular, one non-accrual commercial loan required a specific allocation of $689,000 in December 2007. Management continues to review the allowance with the intent of maintaining it at an appropriate level. The provision may be increased or decreased in the future as management continues to monitor the loan portfolio and actual loan loss experience. Management believes that the allowance level is adequate and justifiable based on the factors discussed earlier (see Financial Condition).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-interest income recorded in 2007 was $1.7 million, which reflects a $196,000 increase since 2006. The 13% increase was largely related to increased gains on loan sales as a result of the recruitment of a team of well known local mortgage originators at the end of the 2007 first quarter.

Recorded gains on loan sales were $289,000 in 2007 compared to $212,000 in 2006. The Bank actively sells both residential mortgages and the guaranteed portion of its SBA loans. 2006's results were mostly from the sale of SBA guaranteed loans. In 2007, there were less originated SBA loans and $51,000 less gains. Offsetting this decrease was additional residential mortgage gains of $128,000. As of December 31, 2007, there were over $1.3 million of mortgage loans available for sale and just under $1 million SBA loans.

Other non-interest income increased by $92,000. The three largest items contributing to this increase were brokerage commissions, debit card fees and income from servicing SBA loans. Together they comprise 77% of the overall increase. Most of this income is volume based. As the Bank's customer base grows it is expected that this income will also continue to grow.

For the year, non-interest expenses were $9.1 million, an increase of 23% over 2006. Salaries and benefits differences comprised $991,000, or 62% of the year over year increase. On average there were 18 more full-time equivalent employees during 2007 compared to 2006. A majority of this number represents increased staff stemming from the mortgage initiative and the new Harvey branch. Along with the noted staff additions, there were recruiting costs, annual salary adjustments and increased benefit costs. Management has no plans to increase staff in 2008.

Furniture, equipment and occupancy expenses increased $407,000 between 2006 and 2007. Depreciation expense rose $322,000 in 2007 as a result of the opening of the North Muskegon and Grand Haven locations as well as twelve full months of the Harvey facility. One offsetting factor to the higher depreciation costs was a decrease in rental expense of $38,000. Since the branch in Grand Haven did not open until the August of 2007, depreciation expense is expected to increase slightly in 2008 when a full year of depreciation is reflected in the totals. There are minimal capital asset purchases planned for 2008. Property taxes increased by $49,000 year over year. As the vacant land purchased for the new branch buildings gets developed, the value of the real property gets reassessed by the municipality. There are continued increases expected due to the delay of the reassessment and the infrequency of property tax billings.

Foreclosed asset impairment charges were $178,000 in 2007, an increase of $172,000 over 2006. During the time that foreclosed real properties are waiting to be sold, there will be occasions that the Bank will need to reevaluate the individual market values of each property. If there is evidence that the fair value has declined since the last evaluation, the Bank will incur an impairment charge in order to properly reflect the fair value of the asset at the end of the reporting period. At December 31, 2007, foreclosed assets totaled $567,000.

Other operating expenses increased 6% or $91,000. In 2007, the Bank incurred additional FDIC premiums of $150,000. The calculated assessments were larger for newer financial institutions (deNovo) that had never contributed to the FDIC's insurance reserves. It is anticipated that the higher premiums will continue in 2008. As an offset to this expense, the Bank's collection expenses decreased $67,000 between 2006 and 2007. Although expenses of this nature are directly related to trends in loan quality, there is often a long lag between the identification of a troubled loan and the time the Bank may incur collection expenses. As such it is likely that collection expenses could increase in 2008.

The Company had a consolidated federal tax benefit of $528,000 in 2007 as a result of its pre-tax losses of $1.3 million. For 2006, the Company had a consolidated federal tax expense of $569,000, 30% of its earnings. The Company generally has a federal tax expense below 34% as a result of the Bank's holdings of municipal securities.

· *Liquidity and Interest Rate Sensitivity* ·

The Company's Asset Liability Committee ("ALCO"), which includes Senior Management, the Bank's Controller, and Assistant Controller, monitors and manages liquidity and interest rate risk. ALCO reports to the Board of Directors and operates within Board approved policy limits. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

In addition to normal loan funding and deposit flow, the Bank needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2007, the Bank had a total of $35.5 million in unfunded loan commitments and $2.8 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $37.8 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $0.5 million were for loan commitments scheduled to close and become funded within the next month. The Bank monitors fluctuations in loan balances and commitment levels, and includes such data in a liquidity snapshot that is distributed monthly to members of ALCO.

As of December 31, 2007, the Bank had $28.5 million of established over night federal funds purchase lines through its correspondent banks. Although the Bank strives to be a seller of federal funds it recognizes the importance of the established lines in times of unexpected activity. Given the unstable economic environment the Bank has been proactively seeking increases in its funding sources and successfully increased its available credit under federal funds purchased lines by $4.0 million in 2007.

A second source of liquidity is the FHLB of Indianapolis and its various borrowing programs. The Bank has been a member since purchasing stock late in 1999 and has secured Board approval to borrow up to $20.0 million. Currently the Bank has FHLB advances of $6.0 million outstanding. All FHLB borrowings require the Bank to pledge collateral consisting of either real estate loans or high quality government securities. Additional advances are limited to the amount of collateral available to pledge. At December 31, 2007, there were securities with a market value of $8.4 million and qualified residential real estate loans of $1.7 million available to pledge. Another viable collateral source within the Bank's loan portfolio is its pool of commercial real estate loans. At December 31, 2007, the balance of the commercial real estate portfolio was $92.0 million. However, due to the strict FHLB guidelines related to pledging these types of loans, the Bank has not chosen to actively pursue pledging commercial real estate loans.

A third way to adjust liquidity is by using established deposit brokers to purchase out-of-area deposits (brokered certificates of deposits) and arrange large block settlements through the Depository Trust Company. The concentration of brokered deposits to total deposits was 39% at December 31, 2007, up from 37% at December 31, 2006. Brokered deposits increased by $14.3 million in 2007. The Bank has an internal policy that limits the concentration of brokered deposits to total deposits. The maximum concentration level is 50% under the internal policy. The branching strategy in-process is intended to increase local deposits and decrease the concentration of brokered deposits, making local funding a more predominant source in the future.

Finally, the Bank is approved to borrow from the Chicago Federal Reserve Bank's Discount Window. The Federal Reserve Discount Window Primary Credit borrowing program is another short-term funding option. The program requires a pledge of securities as collateral for borrowings. As of December 31, 2007, the Bank had $5.3 million of its municipal securities pledged to support future borrowings. Primary Credit borrowings are typically at a rate above the Federal Open Market Committee's target rate for federal funds, which is currently 3.00%.

Another important responsibility of the ALCO is to monitor interest rate risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The Company employs a variety of measurement techniques to identify and manage this risk. A sophisticated simulation model is used to analyze net interest income sensitivity. The model incorporates both actual cash flows and contractual repricing behavior as well as economic and market based assumptions provided by Senior Management. ALCO strives to maintain a balance between interest-earning assets and interest-bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long-term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest-earning assets to interest-bearing liabilities is a measure of interest sensitivity gap.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Details of the Company's repricing gap at December 31, 2007 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest-bearing deposits in other financial institutions	$ 201,290	$ —	$ —	$ —	$ 201,290
Federal funds sold	4,346,000	—	—	—	4,346,000
Securities (including FHLB stock)	1,626,028	982,292	11,163,924	6,454,035	20,226,279
Loans	102,061,304	17,559,936	93,661,758	19,222,388	232,505,386
	108,234,622	18,542,228	104,825,682	25,676,423	257,278,955
Interest-bearing liabilities					
Savings and checking	50,678,613	—	—	—	50,678,613
Time deposits <$100,000	16,015,321	24,260,009	6,534,387	—	46,809,717
Time deposits >$100,000	16,035,728	46,704,517	61,013,366	—	123,753,611
Repurchase agreements and Federal funds purchased	4,400,611	—	—	—	4,400,611
Notes payable and Federal Home Loan Bank advances	14,706,043	—	—	—	14,706,043
	101,836,316	70,964,526	67,547,753	—	240,348,595
Net asset (liability) repricing gap	$ 6,398,306	$(52,422,298)	$ 37,277,929	$25,676,423	$ 16,930,360
Cumulative net asset (liability) repricing gap	$ 6,398,306	$(46,023,992)	$ (8,746,063)	$16,930,360	

The interest rate sensitivity table simply illustrates what the Company is contractually able to change in certain time frames. Currently the Company has a negative twelve-month repricing gap which indicates that the Company is liability sensitive in the next twelve-month period. This position implies that decreases to the national federal funds rate would have more of an impact on interest expense than on interest income during this period if there were a parallel shift in rates. For instance, if the Company's internal prime rate went down by 25 basis points and every interest-earning asset and interest-bearing liability on the Company's December 31, 2007 balance sheet, repricing in the next twelve months, adjusted simultaneously by the same 25 basis points, more liabilities would be affected than assets. Given the declining rate environment that currently exists, a liability sensitive balance sheet may be helpful to net interest income in 2008. Given the instability in the economy, ALCO is continually challenged to develop methods for balancing this gap and managing interest rate sensitivity.

· *Capital Resources* ·

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. In general, capital amounts and classifications are subject to qualitative judgments by regulators about components, risk weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

At December 31, 2007, the Company's total risk-based capital ratio was 9.01%, or adequately capitalized according the regulatory risk-based capital guidelines. On the other hand, the Bank seeks to maintain a total risk-based capital ratio of above 10%. At this level, the Bank will have reduced FDIC insurance premiums and will be allowed to continue its use of brokered deposits. The Bank's management carefully monitors this ratio and intends to obtain capital for infusion into the Bank as necessary to maintain the 10% level. The total risk-based capital ratio of the Bank at December 31, 2007 was 10.29%.

During 2007, the Company contributed $2,550,000 of capital into the Bank. The Bank recorded a net loss for the year and did not have enough excess capital to support its growth of risk-based assets and maintain its total risk-based capital ratio at a level above 10%. The Company drew on its line of credit to provide capital support for the Bank. The main resources available to the Company at this time are its cash balance of approximately $700,000 and the remaining availability of $800,000 on its $5.0 million revolving line of credit with Fifth Third. There are no capital contributions projected for the Bank in 2008. It is anticipated that the Bank's growth will be maintained at a level that is supported by its own earnings. The Capital Committee of the Bank is discussing some short-term capital solutions to provide greater flexibility for the Company and the Bank.

· *Recent Accounting Developments* ·

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement established a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Standard is effective for fiscal years beginning after November 15, 2007. The impact of the adoption on January 1, 2008 was not material to the Company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* (SFAS 159). Adoption of SFAS 159 is required for January 1, 2008. Early adoption was allowed, effective to January 1, 2007, if that election was made by April 30, 2007. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be partially accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. The Company did not elect early adoption of SFAS 159 and did not elect the fair value option for any of its financial assets or liabilities upon adoption of SFAS 159 on January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This issue requires that liability be recorded during the service period when split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. The issue is effective for fiscal years beginning after December 15, 2007. The impact of the adoption on January 1, 2008 was not material to the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe™

Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 18, 2008

CONSOLIDATED BALANCE SHEETS

December 31,	2007	2006
ASSETS		
Cash and due from financial institutions	$ 3,329,626	$ 3,398,155
Interest-bearing deposits in other financial institutions	201,290	72,115
Federal funds sold	4,346,000	5,600,000
Cash and cash equivalents	7,876,916	9,070,270
Securities		
Available for sale (at fair value)	13,194,645	13,184,437
Held to maturity (fair value of $6,640,297 and $5,219,555 at December 31, 2007 and 2006, respectively)	6,627,534	5,257,835
Total securities	19,822,179	18,442,272
Loans held for sale	2,285,966	165,070
Loans	230,219,420	207,432,376
Less: Allowance for loan losses	3,602,948	2,549,016
Net loans	226,616,472	204,883,360
Federal Home Loan Bank stock	404,100	404,100
Premises and equipment, net	12,488,593	10,958,821
Accrued interest receivable	1,159,804	1,249,680
Other assets	2,804,033	1,807,258
Total assets	$273,458,063	$246,980,831
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest-bearing	$ 16,708,504	$ 17,179,082
Interest-bearing	221,241,941	197,103,330
Total deposits	237,950,445	214,282,412
Federal funds purchased and repurchase agreements	4,400,611	4,494,614
Federal Home Loan Bank advances	6,000,000	6,000,000
Subordinated debentures	4,500,000	4,500,000
Notes payable	4,206,043	400,000
Accrued expenses and other liabilities	786,639	1,185,180
Total liabilities	257,843,738	230,862,206
Shareholders' equity		
Preferred stock, no par value 1,000,000 shares authorized, none issued	—	—
Common stock, no par value; 9,000,000 shares authorized 1,468,800 and 1,466,800 shares issued and outstanding	13,296,691	13,274,098
Retained earnings	2,255,543	3,027,774
Accumulated other comprehensive income (loss)	62,091	(183,247)
Total shareholders' equity	15,614,325	16,118,625
Total liabilities and shareholders' equity	$273,458,063	$246,980,831

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2007	2006
Interest and dividend income		
Loans, including fees	$17,131,662	$15,617,761
Securities, taxable	632,614	517,999
Securities, tax exempt	206,955	209,174
Federal funds sold, FHLB dividends and other income	135,603	144,855
Total interest and dividend income	18,106,834	16,489,789
Interest expense		
Deposits	9,017,500	7,044,480
Repurchase agreements, federal funds purchased, and other debt	370,463	271,502
Federal Home Loan Bank advances and notes payable	744,628	695,864
Total interest expense	10,132,591	8,011,846
Net Interest Income	7,974,243	8,477,943
Provision for loan losses	1,931,963	720,701
Net Interest Income After Provision for Loan Losses	6,042,280	7,757,242
Non-interest income		
Service charges on deposit accounts	969,176	955,488
Mortgage loan referral fees	13,833	2,812
Gain on sale of loans	289,069	211,813
Gain on sale of securities	1,986	—
Gain (loss) on disposal of equipment	458	(124)
Other	439,226	347,436
Total non-interest income	1,713,748	1,517,425
Non-interest expense		
Salaries and employee benefits	4,990,196	3,999,457
Occupancy	589,480	397,185
Furniture and equipment	649,410	434,519
Advertising	161,051	226,688
Data processing	440,133	381,035
Professional services	550,244	539,521
Foreclosed asset impairment	178,479	6,000
Other	1,496,976	1,406,193
Total non-interest expense	9,055,969	7,390,598
Income (Loss) Before Federal Income Taxes	(1,299,941)	1,884,069
Federal income tax expense (benefit)	(527,710)	568,757
Net Income (Loss)	$ (772,231)	$ 1,315,312
Weighted average shares outstanding	1,468,778	1,447,485
Diluted average shares outstanding	1,476,778	1,478,168
Basic earnings (loss) per share	$ (0.53)	$ 0.91
Diluted earnings (loss) per share	(0.53)	0.89

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

December 31, 2007 and 2006	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2006	1,436,800	$12,998,670	$1,712,462	$(211,221)	$14,499,911
Proceeds from the exercise of stock options	40,000	400,000			400,000
Stock tendered for option exercises	(10,000)	(125,900)			(125,900)
Stock option compensation expense		1,328			1,328
Comprehensive income:					
Net income			1,315,312		1,315,312
Unrealized gain on securities available for sale, net				27,974	27,974
Total comprehensive income					1,343,286
Balance at December 31, 2006	1,466,800	13,274,098	3,027,774	(183,247)	16,118,625
Proceeds from the exercise of stock options	2,000	20,689			20,689
Tax benefit from stock option exercises		1,904			1,904
Comprehensive income:					
Net income (loss)			(772,231)		(772,231)
Unrealized gain on securities available for sale, net				245,338	245,338
Total comprehensive income (loss)					(526,893)
Balance at December 31, 2007	1,468,800	$13,296,691	$2,255,543	$ 62,091	$15,614,325

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2007	2006
Cash flows from operating activities		
Net income (loss)	$ (772,231)	$ 1,315,312
Adjustments to reconcile net income to net cash from operating activities:		
Provision for loan losses	1,931,963	720,701
Depreciation and amortization	636,981	315,340
Net amortization of securities	9,202	25,925
Net realized gain on sale of securities	(1,986)	-
Net realized gain on sale of loans	(289,069)	(211,813)
Net realized (gain) loss on disposition of equipment	(458)	124
Foreclosed asset impairment	178,479	6,000
Originations of loans for sale	(22,400,728)	(4,208,637)
Proceeds from loan sales	20,568,901	4,255,380
Stock option compensation expense	—	1,328
Net change in:		
Accrued interest receivable and other assets	(1,058,489)	(1,269,659)
Accrued interest payable and other liabilities	(398,541)	534,851
Net cash from operating activities	(1,595,976)	1,484,852
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	494,650	—
Maturities, prepayments and calls	3,281,325	4,053,680
Purchases	(3,404,204)	(3,224,798)
Activity in held to maturity securities:		
Maturities	—	185,000
Purchases	(1,387,168)	(537,262)
Loan originations and payments, net	(23,818,352)	(15,147,177)
Redemption of FHLB Stock	—	20,900
Proceeds from the disposal of equipment	1,375	—
Additions to premises and equipment, net	(2,167,670)	(5,351,399)
Net cash from investing activities	(27,000,044)	(20,001,056)
Cash flows from financing activities		
Net change in deposits	23,668,033	23,831,311
Net change in federal funds purchased and repurchase agreements	(94,003)	(1,570,396)
Other borrowing activity:		
Draws on notes payable and line of credit	3,806,043	600,000
Paydowns on notes payable and line of credit	—	(200,000)
Net proceeds from exercises of stock options	20,689	274,100
Tax benefit from stock option exercises	1,904	—
Net cash from financing activities	27,402,666	22,935,015
Net change in cash and cash equivalents	(1,193,354)	4,418,811
Beginning cash and cash equivalents	9,070,270	4,651,459
Ending cash and cash equivalents	**$ 7,876,916**	**$ 9,070,270**
Supplemental cash flow information:		
Cash paid during the period for interest	$ 10,088,827	$ 7,976,456
Cash paid during the period for federal income tax	250,000	520,000
Transfers from loans to foreclosed assets	153,277	424,723

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· *Note 1* ·

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Community Shores Bank Corporation (the "Company") and its wholly-owned subsidiaries, Community Shores Financial Services ("CS Financial Services"), and Community Shores Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Community Shores Mortgage Company (the "Mortgage Company"), after elimination of significant intercompany transactions and accounts.

NATURE OF OPERATIONS: The Company was incorporated on July 23, 1998 under Michigan law and is a financial holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the city of Grand Haven. Those services reflect the Bank's strategy of serving small to medium-sized businesses, and individual customers in its market area. Services for businesses include commercial loans and traditional business accounts. Management focuses the Bank's retail banking strategy on providing traditional banking products and services, including automated teller machines, computer banking, telephone banking and automated bill-paying services to individuals and businesses in the Bank's market area. The Bank began operations on January 18, 1999.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits. Lakeshore Employee Benefits offers, among other things, employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services.

Community Shores Capital Trust I ("the Trust"), was formed in December 2004. The Company owns all of the common securities of this special purpose trust. The Trust is not consolidated and exists solely to issue capital securities.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements, which are susceptible to change in the near term, include the allowance for loan losses and the fair value of financial instruments.

CASH FLOW REPORTING: Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments. Gains and losses on sales are based on the amortized cost of the security sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Declines in the fair value of securities below their cost that are other-than-temporary are reflected in realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale consist of both residential mortgage loans as well as Small Business Administration ("SBA") guaranteed loans. Loans held for sale are reported at the lower of cost or market, on an aggregated basis. Residential mortgage loans are sold to outside investors servicing released however the Bank retains servicing on SBA loans which are sold. There were loans totaling $2,285,966 for sale at December 31, 2007 compared to $165,070 for sale at December 31, 2006.

Interest income is accrued on the unpaid principal using the interest method assigned to the loan product and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer and credit card loans are typically put on non-accrual status or charged off no later than 120 days past due.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income at the time the loan is assigned non-accrual status. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and from recoveries of previously charged off loans and decreased by charge-offs.

The allowance for loan loss analysis is performed monthly. Management's methodology consists of specific and general components and utilizes a numeric grading system for commercial and commercial real estate loans. Grades are assigned to each commercial and commercial real estate loan by assessing information about the specific borrower's situation and the estimated collateral values.

The general component of the allowance for loan losses pertains to loans that have not been deemed impaired and is based on historical loss experience adjusted for current factors. The current factor adjustment is intended to incorporate qualitative elements such as economic environment that may cause estimated credit losses to differ from the Bank's historical loan loss experience. To allocate allowance the loan portfolio is broken down into groups, first by loan type and next by loan grade in the case of commercial and commercial real estate loan portfolios. Each group has its own historical loss and current factors assigned to it.

The specific component relates to commercial and commercial real estate loans that are individually classified as impaired. Loans determined to be impaired are segregated from the remainder of the portfolio and are subjected to a specific review in accordance with Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan* (SFAS 114) in an effort to determine whether or not a specific reserve is necessary and if so, the appropriate amount of that reserve. The review often uses the present value of estimated future cash flows or the fair value of collateral if repayment is expected solely from the collateral.

Allocations of the allowance may be made for specific loans and groups, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

SERVICING RIGHTS: Servicing rights are recognized separately when they are acquired through the sales of loans where servicing is retained by the institution. At this time SBA guaranteed loans are the only loans that are sold where servicing is retained. The Company adopted Statement No. 156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140*, on January 1, 2007, and for sales of SBA loans after that time servicing rights were recorded at fair value with the income statement effect recorded in gains on sales of loans. The Company uses a third party valuation at each quarter end to adjust servicing assets to their fair value as of the end of the reporting period. Under the fair value measurement method used by the Company, earnings are adjusted for the change in fair value in the period in which the change occurs, and the amount is included with other non-interest income on the income statement. The fair value of servicing rights is subject to fluctuation as a result of changes in the underlying assumptions used by the third party to conduct its valuation. Servicing rights were $35,000 at December 31, 2007. There were no servicing assets at December 31, 2006.

Servicing fee income is recorded for fees earned for servicing loans and is reported on the income statement as other non-interest income. The fees are based on a contractual percentage of the outstanding principal of the guaranteed portion. Servicing fees totaled $26,630 and $2,245 for the years ended December 31, 2007 and 2006.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated selling cost when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Foreclosed assets of $567,000 and $414,000 are included in other assets at year-end 2007 and 2006. During 2007 a foreclosed asset impairment of $178,000 was recorded on these assets due to declining real estate values during the year.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

FEDERAL HOME LOAN BANK (FHLB) STOCK: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. These balances are not deposits and are not covered by federal deposit insurance. Securities are pledged to cover these liabilities.

STOCK COMPENSATION: Effective January 1, 2006, the Company adopted Statement No. 123(R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before taxes of $1,779, and a reduction in net income of $1,328. There was no effect on basic or diluted earnings per share because of the insignificance of the expense relative to the basic and diluted shares outstanding. There was no effect on net income in 2007 for stock-based employee compensation as all outstanding stock options granted were fully vested as of June 30, 2006, and no options were granted since then.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), was adopted as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's consolidated financial statements. The Company is only subject to examinations of federal taxing authorities for years after 2004. The Company and its subsidiaries are subject to U.S. federal income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Standby letters of credit are considered guarantees in accordance with FASB Interpretation No. 45 and are recorded at fair value.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. In 2007, options outstanding were not considered in the earnings per share calculation as the Company was in a net loss position. In 2006, the dilutive effect of options outstanding added 30,683 additional shares. In 2007, stock options for 107,300 shares of common stock were not considered in computing diluted earnings per share because they were anti-dilutive. In 2006, there were 18,000 shares not considered for the same reason.

COMPREHENSIVE INCOME (LOSS): Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Currently, management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: The Bank was required to have $783,000 of cash on hand, or on deposit, with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2007. These balances do not earn interest. The requirement at year-end 2006 was $829,000.

DIVIDEND RESTRICTIONS: The Company and the Bank are subject to banking regulations which require the maintenance of certain capital levels and positive retained earnings and may limit the amount of dividends thereafter.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement established a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption of the statement on January 1, 2008 was not material to its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* (SFAS 159). Adoption of SFAS 159 is required for January 1, 2008. Early adoption was allowed, effective to January 1, 2007, if that election was made by April 30, 2007. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be partially accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. The Company did not elect the fair value option for any of its financial assets or liabilities upon adoption of Statement No. 159 on January 1, 2008.

INDUSTRY SEGMENTS: While Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered to be aggregated in one reportable segment, banking.

RECLASSIFICATION: Some items in the prior year financial statements were reclassified to conform to the current presentation.

· Note 2 ·

SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale			
2007			
U.S. Government and federal agency	$ 99,050	$ (12,012)	$ 4,565,235
Municipals	6,037	—	345,949
Mortgage-backed	35,638	(34,636)	8,283,461
	$140,725	$ (46,648)	$13,194,645

	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale			
2006			
U.S. Government and federal agency	$ 6,015	$(108,742)	$ 4,408,178
Municipals	4,500	(2,778)	707,516
Mortgage-backed	5,452	(182,094)	8,068,743
	$ 15,967	$(293,614)	$13,184,437

Proceeds from sales of available for sale securities in 2007 totaled $494,650 resulting in a realized gain of $1,986. There were no sales of available for sale securities in 2006.

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity				
2007				
Municipals	$6,627,534	$21,865	$ (9,102)	$6,640,297
2006				
Municipals	$5,257,835	$ 2,552	$(40,832)	$5,219,555

The fair value of debt securities and carrying amount, if different, at year-end 2007 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately:

	Available for Sale	Held to Maturity	
	Fair Value	Carrying Amount	Fair Value
Due in one year or less	$ —	$ —	$ —
Due from one to five years	3,270,842	1,162,740	1,172,372
Due in more than five years	1,640,342	5,464,794	5,467,925
Mortgage-backed	8,283,461	—	—
	$13,194,645	$6,627,534	$6,640,297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities with unrealized losses not recognized in income at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2007						
U.S. Government and federal agency	$ —	$ —	$ 2,004,440	$ (12,012)	$ 2,004,440	$ (12,012)
Municipals	—	—	2,108,120	(9,102)	2,108,120	(9,102)
Mortgage-backed	1,342,442	(301)	2,423,359	(34,335)	3,765,801	(34,636)
Total temporarily impaired	$1,342,442	$ (301)	$ 6,535,919	$ (55,449)	$ 7,878,361	$ (55,750)
2006						
U.S. Government and federal agency	$ 973,437	$(15,548)	$ 2,929,242	$ (93,194)	$ 3,902,679	$(108,742)
Municipals	1,317,074	(3,559)	3,064,684	(40,051)	4,381,758	(43,610)
Mortgage-backed	995,451	(14,296)	6,178,661	(167,798)	7,174,112	(182,094)
Total temporarily impaired	$3,285,962	$(33,403)	$12,172,587	$(301,043)	$15,458,549	$(334,446)

The Company evaluates securities for other-than-temporary impairment on a quarterly basis. No unrealized losses have been recognized into income as a result. In performing the evaluation, consideration is given to the length of time and the extent to which the fair value has been less than cost, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value and whether the securities are issued by the federal government or its agencies. At December 31, 2007, eighteen debt securities had unrealized losses with aggregate depreciation of 0.71% from the Company's amortized cost basis. Thirteen of the eighteen securities are issued by government agencies. As the Company has the ability to hold these debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.

At year-end 2007 and 2006, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities pledged at year-end 2007 had a carrying amount of $11,421,854 and were pledged to secure repurchase agreements and FHLB advances. Pledged securities at year-end 2006 had a carrying amount of $6,820,794.

· *Note 3* ·

LOANS

Loans at year-end were as follows:

	2007	2006
Commercial	$ 86,633,120	$ 90,422,689
Real Estate:		
Commercial	92,048,614	78,012,565
Residential	15,842,205	10,172,321
Construction	6,264,591	1,334,276
Consumer	29,520,823	27,616,155
	230,309,353	207,558,006
Less: Allowance for loan losses	(3,602,948)	(2,549,016)
Net deferred loan fees	(89,933)	(125,630)
Loans, net	$226,616,472	$204,883,360

Activity in the allowance for loan losses for the year was as follows:

	2007	2006
Beginning balance	$ 2,549,016	$ 2,612,581
Charge-offs	(920,984)	(841,693)
Recoveries	42,953	57,427
Provision for loan losses	1,931,963	720,701
Ending balance	$ 3,602,948	$ 2,549,016

Impaired loans were as follows:

	2007	2006
Year-end loans with no allocated allowance for loan losses	$ 160,264	$ 244,329
Year-end loans with allocated allowance for loan losses	7,822,922	1,209,023
Total	$ 7,983,186	$ 1,453,352
Amount of the allowance for loan losses specifically allocated	$ 1,136,162	$ 230,856

	2007	2006
Average of impaired loans during the year	$ 2,869,974	$ 1,090,796
Interest income recognized during impairment	65,491	15,602
Cash-basis interest income recognized	31,230	10,366

Non-performing loans were as follows:

	2007	2006
Loans past due over 90 days still on accrual	$ 1,484,451	$ 729,965
Non-accrual loans	4,532,120	400,597

Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

· *Note 4* ·

PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2007	2006
Land & land improvements	$ 5,448,129	$ 4,913,807
Buildings & building improvements	5,948,681	4,069,215
Furniture, fixtures and equipment	3,517,516	2,922,359
Construction in process	17,070	1,082,722
	14,931,396	12,988,103
Less: accumulated depreciation	2,442,803	2,029,282
	$12,488,593	$10,958,821

Depreciation expense was $636,981 and $315,340 for 2007 and 2006, respectively.

The Bank opened operations in the North Muskegon branch and Grand Haven branch in January and August of 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· Note 5 ·

DEPOSITS

Deposits at year-end are summarized as follows:

	2007	2006
Non-interest-bearing DDA	$ 16,708,504	$ 17,179,082
Interest-bearing DDA	17,598,115	18,606,890
Money market	19,805,438	17,648,173
Savings	13,275,060	13,113,050
Certificate of deposit	170,563,328	147,735,217
	$237,950,445	$214,282,412

Time deposits of $100,000 or more were $123,718,923 and $108,580,971 at year-end 2007 and 2006, respectively.

Scheduled maturities of time deposits, as of year-end 2007, were as follows:

2008	$103,015,575
2009	21,284,618
2010	27,409,577
2011	18,496,716
2012	356,842
	$170,563,328

Brokered time deposits were $92,759,582 at year-end 2007 and $78,468,820 at year-end 2006, respectively.

· Note 6 ·

SHORT-TERM BORROWINGS

Short-term borrowings are generally comprised of federal funds purchased and repurchase agreements. Federal funds purchased are overnight borrowings from various correspondent banks. Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of the Bank is secured by bank-owned securities held by a third-party safekeeping agent.

The balances at year-end are shown below:

	Repurchase Agreements	Federal Funds Purchased
Outstanding at December 31, 2007	$4,400,611	$ —
Average interest rate at year-end	2.94%	—%
Average balance during year	5,141,931	3,787,671
Average interest rate during year	3.29	5.29
Maximum month end balance during year	5,695,329	8,500,000
Outstanding at December 31, 2006	$4,494,614	$ —
Average interest rate at year-end	3.34%	—%
Average balance during year	4,993,710	2,078,479
Average interest rate during year	3.17	5.46
Maximum month end balance during year	5,758,378	6,700,000

· Note 7 ·

FEDERAL HOME LOAN BANK ADVANCES

Year-end advances from the FHLB are as follows:

Maturity Date	Current Interest Rate	2007	2006
March 24, 2010	5.99%	$1,500,000	$1,500,000
November 3, 2010	5.95	2,000,000	2,000,000
December 13, 2010	5.10	2,500,000	2,500,000
		$6,000,000	$6,000,000

After November 2003, all three advances were eligible to convert to a floating rate index at the option of the FHLB. As of December 31, 2007, the FHLB had not exercised their option in any of the cases. If the FHLB exercises its conversion option, the advances may be repaid without penalty.

The Bank had loans pledged as collateral for the above advances at year-end 2007. There were no securities pledged and the total of loans pledged was $10,217,777. At year-end 2006, the fair value of the securities pledged was $1,754,336 and the total of loans pledged was $8,004,973.

· Note 8 ·

SUBORDINATED DEBENTURES

Community Shores Capital Trust I ("the Trust"), a business trust formed by the Company, sold 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security in a December 2004 offering. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase an equivalent amount of subordinated debentures from the Company. The trust preferred securities and subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was 6.88% at year-end 2007. The stated maturity is December 30, 2034. The securities are redeemable at par after five years and are, in effect, guaranteed by the Company. Interest on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. Under certain circumstances, interest payments may be deferred up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions. The subordinated debentures are carried on the Company's consolidated balance sheet as a liability and the interest expense is recorded on the Company's consolidated statement of income.

· Note 9 ·

NOTES PAYABLE

The Company had a $5 million revolving line of credit with LaSalle Bank National Association ("LaSalle"). The total balance outstanding on the LaSalle line of credit at December 31, 2006 was $400,000. There was no activity related to the line in the first quarter of 2007. On June 29, 2007, the Company drew $400,000 to support its general operating expenses and to contribute capital to the Bank. On September 7, 2007, the Company refinanced its $5 million line of credit with Fifth Third Bank ("Fifth Third"). On that day, the Company executed its first draw on its line of credit with Fifth Third in the amount of $806,043. The draw was used solely for the purpose of paying off the principal and interest owed to LaSalle upon maturity of the Company's former line of credit. Additional draws were made in September, October and December in the amounts of $300,000, $100,000, and $3,000,000, respectively. The proceeds were primarily used for the general operating expenses of the Company, capital contributions to the Bank as well as to increase the liquidity position of the Company. On December 31, 2007, the outstanding balance and rate on the Fifth Third line was $4,206,043 and 6.25%, respectively. The Fifth Third line is variable and bears interest on outstanding principal at a rate of 100 basis points below Fifth Third's internal prime. Currently, the interest rate on the Fifth Third line is 5.00%. Interest is owed quarterly in arrears on the first business day of February, May, August, and November and the borrowings may be prepaid in whole or in part without any prepayment fee. The line includes covenants requiring maintenance of certain capital positions and levels of non-performing loans. The Company was in compliance with all covenants at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· *Note 10* ·

BENEFIT PLANS

The Company's 401(k) benefit plan allows employee contributions up to the dollar limit set by law which was $15,500 in 2007. The Company had a Safe Harbor 401(k) Plan in both 2007 and 2006. The matching formula for both plan years was 100% of the first 3% of compensation contributed and 50% of the next 3%. The match expense for 2007 and 2006 was $123,637 and $110,040, respectively.

· *Note 11* ·

LEASES

During fiscal year 2007, the Bank had one operating lease agreement for its Grand Haven location. The lease expired in August. The Bank relocated to a newly constructed branch facility at that time. The Bank has not entered into any other operating lease.

For years ended December 31, 2007 and 2006, rental expense was $45,021 and $83,334, respectively.

· *Note 12* ·

INCOME TAXES

The consolidated provision for federal income tax expense (benefit) was as follows:

	2007	2006
Current payable	$ (239,126)	$ 460,724
Deferred liability (benefit)	(288,584)	108,033
	$ (527,710)	$ 568,757

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2007 and 2006:

	2007	2006
Deferred tax asset		
Allowance for loan losses	$1,059,431	$ 741,102
Non-accrual loans	34,957	30,707
Organization costs	—	340
Deferred loan costs, net	30,577	42,715
Unrealized loss on securities available for sale	—	94,400
Real estate owned	50,950	—
Other	2,230	680
	1,178,145	909,944
Deferred tax liabilities		
Depreciation	(184,994)	(119,254)
Accretion on securities	(3,367)	(2,021)
Unrealized gain on securities available for sale	(31,986)	—
Prepaid expenses	(41,153)	(34,222)
Other	(13,526)	(13,526)
	(275,026)	$(169,023)
Net deferred tax asset	$ 903,119	$ 740,921

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has concluded that a valuation allowance is not needed.

At December 31, 2007, the Company had a federal net operating loss of $610,816. The loss can be carried back two years, to 2005, and forward twenty years, until 2027. As management expects the entire net operating loss to be utilized through carryback to 2005 and 2006, a receivable of $207,677 is recognized in other assets.

A reconciliation of the difference between federal income tax expense (benefit) and the amount computed by applying the statutory rate of 34% in 2007 and 2006 is as follows:

	2007	2006
Tax at statutory rate	$(441,980)	$640,583
Tax-exempt interest income	(56,024)	(57,970)
Other	(29,706)	(13,856)
Federal income tax expense (benefit)	$(527,710)	$568,757

There were no unrecognized tax benefits at December 31, 2007, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The Company is no longer subject to examination by the Internal Revenue Service for years before 2004.

· *Note 13* ·

RELATED PARTY TRANSACTIONS

Loans and commitments to principal officers, directors and their affiliates in 2007 were as follows:

Beginning balance	$ 6,307,037
New loans and line advances	3,610,690
Repayments	(5,372,473)
Ending balance	$ 4,545,254

Deposits from principal officers, directors and their affiliates at year-end 2007 and 2006 were $3,099,364, and $2,462,165, respectively.

· *Note 14* ·

STOCK OPTIONS

The Company has three share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $0 and $1,328 for 2007 and 2006, respectively. The total income tax benefit recorded was $1,904 and $0 for 2007 and 2006.

STOCK OPTION PLANS: Options to buy stock were granted to officers under the *1998 Employee Stock Option Plan*, which provided for issue of options for up to 150,000 shares of stock of the Company. Exercise price is not less than the market price at date of grant. The maximum option term is ten years, and presently outstanding options vest over three years.

Options to buy stock were granted to nonemployee directors of the Company under the *Director Stock Option Plans of 2003 and 2005*. Both plans provided for the issuance of options for up to 20,000 shares of stock of the Company. The exercise price for options issued under these plans was not less than the market price per share as of the date of grant. The maximum option term is ten years for both grants. Outstanding options under this plan were exercisable in full as of the date the options were granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity in the plans for 2007 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value*
Outstanding at beginning of year	115,775	$ 10.74		
Granted	—	—		
Exercised	(2,000)	10.23		
Forfeited or expired	(6,475)	12.90		
Outstanding at end of year	107,300	$ 10.62	3.2	$—
Exercisable at end of year	107,300	$ 10.62	3.2	$—

**The stock price at December 31, 2007 did not exceed the weighted option exercise price.*

There was no option vesting activity during 2007 and therefore no unrecognized compensation cost related to options.

A summary of changes in the Company's unvested options for 2006 was as follows:

	Shares	Weighted Average Price
Issued and unvested at January 1, 2006	281	$ 10.28
Vested	(281)	10.28
Forfeited	—	—
Issued and unvested at December 31, 2006	—	$ —

Information related to stock option plans during each year follows:

	2007	2006
Intrinsic value of options exercised	$ 5,500	$ 103,600
Cash received from option exercises	20,689	400,000
Tax benefit realized from option exercises	1,904	—
Weighted average fair value of options granted	—	—

As of December 31, 2007, there were only 2,000 shares available for grant in the *Director Stock Option Plan of 2005* and 53,000 shares available to grant in the *Employee Stock Option Plan of 2005.*

· Note 15 ·

CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Since the Company is a one bank holding company with consolidated assets less than $500 million, regulatory minimum capital ratios are applied only to the Bank. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If a bank is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, a bank may not make a capital distribution if, after making the distribution, it would be undercapitalized. If a bank is undercapitalized, it is subject to being closely monitored by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the bank at the discretion of the federal regulator. At December 31, 2007 and 2006, the Bank was designated as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that date that management believes have changed the Bank's category.

Actual and required capital amounts and ratios for 2007 and 2006 are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk-weighted assets of the Bank	$25,769,355	10.29%	$20,031,475	8.00%	$25,039,344	10.00%
Tier one (Core) Capital to risk-weighted assets of the Bank	22,633,618	9.04	10,015,672	4.00	15,023,508	6.00
Tier one (Core) Capital to average assets of the Bank	22,633,618	8.44	10,725,198	4.00	13,406,497	5.00
2006						
Total Capital to risk-weighted assets of the Bank	$23,532,791	10.45%	$18,020,232	8.00%	$22,525,290	10.00%
Tier one (Core) Capital to risk-weighted assets of the Bank	20,983,775	9.32	9,010,116	4.00	13,515,174	6.00
Tier one (Core) Capital to average assets of the Bank	20,983,775	8.73	9,618,321	4.00	12,022,901	5.00

In addition to the limitations on tier one capital, Federal Reserve guidelines limit the amount of allowance for loan losses that can be included in tier two capital. In general only 1.25% of net risk-weighted assets is allowed to be included. At December 31, 2007, only $3,135,758 was counted as tier two and $467,190 was disallowed. At year-end 2006, the entire balance was counted as tier two capital.

In 2007, the Company contributed $2,550,000 to the Bank's capital account. The Bank received no contributions of capital from the Company in 2006.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends the Bank can transfer to the Company and on the capital levels that must be maintained. At year-end 2007, under the most restrictive of these regulations (to remain well capitalized), the Bank could distribute approximately $780,000 to the Company as dividends without prior regulatory approval. At this time the Company's ability to pay dividends is dependent on the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· Note 16 ·

OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end:

	2007		2006	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$3,355,394	$31,581,459	$1,947,562	$34,539,370
Unused standby letters of credit	—	2,823,967	—	2,649,000
Commitments to make loans	545,594	—	816,646	—

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 10.00% and maturities ranging from 1 month to 30 years.

· Note 17 ·

FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2007		2006	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 7,877	$ 7,877	$ 9,070	$ 9,070
Securities available for sale	13,195	13,195	13,184	13,184
Securities held to maturity	6,628	6,640	5,258	5,220
Loans held for sale	2,286	2,302	165	165
Loans, net	226,616	225,652	204,883	204,770
FHLB stock	404	404	404	404
Accrued interest receivable	1,160	1,160	1,250	1,250
Financial liabilities				
Deposits	237,950	239,741	214,282	215,571
Federal funds purchased and repurchase agreements	4,401	4,401	4,495	4,495
FHLB advances	6,000	5,999	6,000	6,207
Subordinated debentures	4,500	4,372	4,500	4,500
Notes payable	4,206	4,206	400	400
Accrued interest payable	374	374	330	330

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. Estimated fair value for other financial instruments and off-balance sheet loan commitments are considered to approximate carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· Note 18 ·

PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

December 31,	2007	2006
ASSETS		
Cash and cash equivalents	$ 729,099	$ 303,470
Investment in subsidiaries	23,374,667	20,826,630
Equipment, net	1,042	3,542
Other assets	307,224	18,379
Total assets	$24,412,032	$21,152,021
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 91,664	$ 133,396
Notes payable	4,206,043	400,000
Subordinated debentures	4,500,000	4,500,000
Shareholders' equity	15,614,325	16,118,625
Total liabilities and shareholders' equity	$24,412,032	$21,152,021

CONDENSED STATEMENTS OF INCOME

Years Ended December 31,	2007	2006
Other income	$ 5,374	$ 6,177
Interest expense	(403,667)	(354,841)
Other expense	(397,308)	(446,965)
Loss before income tax benefit and undistributed subsidiary income	(795,601)	(795,629)
Equity in undistributed subsidiary income (loss)	(247,297)	1,840,590
Federal income tax benefit	(270,667)	(270,351)
Net income (loss)	$ (772,231)	$ 1,315,312

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2007	2006
Cash flows from operating activities		
Net income (loss)	$ (772,231)	$ 1,315,312
Equity in undistributed subsidiary (income) loss	247,297	(1,840,590)
Adjustments:		
Depreciation and amortization	2,500	2,500
Stock option compensation expense	—	1,328
Tax benefit from stock option exercises	1,904	—
Net change in:		
Change in other assets	(288,845)	(1,097)
Change in other liabilities	(41,732)	27,423
Net cash from operating activities	(851,107)	(495,124)
Cash flows from investing activities		
Additions to equipment, net	—	—
Capital investment into subsidiaries	(2,549,996)	(57)
Net cash from investing activities	(2,549,996)	(57)
Cash flows from financing activities		
Draws on notes payable and line of credit	4,606,043	600,000
Paydown on notes payable	(800,000)	(200,000)
Proceeds from exercise of stock options, net	20,689	274,100
Net cash from financing activities	3,826,732	674,100
Net change in cash and cash equivalents	425,629	178,919
Beginning cash and cash equivalents	303,470	124,551
Ending cash and cash equivalents	$ 729,099	$ 303,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

· *Note 19* ·

OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2007	2006
Unrealized holding gains (losses) on available-for-sale securities	$ 373,710	$ 42,385
Less reclassification adjustments for (gains) and losses later recognized in income	1,986	—
Net unrealized gain (loss)	371,724	42,385
Tax effect	(126,386)	(14,411)
Other comprehensive income (loss)	$ 245,338	$ 27,974

· *Note 20* ·

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest	Net Interest	Net	Earnings Per Share	
(in thousands except per share data)	Income	Income	Income	Basic	Fully Diluted
2007					
First quarter	$4,329	$1,988	$ 229	$ .16	$ .15
Second quarter	4,535	2,057	18	.01	.01
Third quarter[1]	4,734	2,099	(103)	(0.07)	(0.07)
Fourth quarter[1]	4,508	1,830	(916)	(0.62)	(0.62)
2006					
First quarter	$3,810	$2,075	$ 364	$ .25	$ .25
Second quarter	4,040	2,113	342	.24	.23
Third quarter	4,287	2,164	363	.25	.25
Fourth quarter	4,353	2,126	247	.17	.17

1 Earnings were impacted by the decrease in the net interest margin coupled with higher loan loss provision and depreciation expenses from the newly constructed branches.

SHAREHOLDER INFORMATION

STOCK REGISTRAR AND TRANSFER AGENT

BNY MELLON SHAREOWNER SERVICES
480 Washington Boulevard
Jersey City, New Jersey 07310
1-800-288-9541
www.bnymellon.com/shareowner/isd

LEGAL COUNSEL

DICKINSON WRIGHT PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226
and
200 Ottawa Avenue, N.W., Suite 900
Grand Rapids, Michigan 49503
www.dickinsonwright.com

INDEPENDENT AUDITORS

CROWE CHIZEK AND COMPANY LLC
55 Campau Avenue N.W., Suite 300
Grand Rapids, Michigan 49503

ANNUAL MEETING

This year's Annual Meeting will be held at 2:00 p.m., on Thursday, May 8, 2008, at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan.

SEC FORM 10-KSB

Copies of the Company's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission, are available to shareholders without charge, upon written request. Please mail your request to Tracey A. Welsh, Senior Vice President and Chief Financial Officer, at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

MARKET MAKERS

At February 2, 2008, the following firms were registered with Nasdaq as market makers in common stock of the Company:

CITIGROUP GLOBAL MARKETS INC.
390 Greenwich Street, 3rd Floor
New York, New York 10013

FERRIS BAKER WATTS INC
100 Light Street
Baltimore, Maryland 21202

HILL, THOMPSON, MAGID AND CO.
15 Exchange Place, Suite 800
Jersey City, New Jersey 07302

HOWE BARNES INVESTMENTS, INC.
135 South LaSalle Street
Chicago, Illinois 60603

KNIGHT EQUITY MARKETS, L.P.
525 Washington Boulevard, 30th Floor
Jersey City, New Jersey 07310

MCADAMS WRIGHT & RAGAN
925 Fourth Avenue
Seattle, Washington 98014

MONROE SECURITIES, INC.
47 State Street
Rochester, New York 14614

STERNE, AGEE & LEACH, INC.
800 Shades Creek Parkway, Suite 700
Birmingham, Alabama 35209

STIFEL, NICOLAUS & CO., INC.
100 Light Street
Baltimore, Maryland 21202

UBS SECURITIES LLC
677 Washington Boulevard
Stamford, Connecticut 06901

WEDBUSH MORGAN SECURITIES, INC.
1000 Wilshire Boulevard, Suite 900
Los Angeles, California 90017

STOCK INFORMATION

Community Shores Bank Corporation common stock is traded on the Nasdaq Capital Market under the ticker symbol "CSHB." At March 14, 2008, there were approximately 232 record holders of the Company's common stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low sales prices for the common stock of the Company by quarter during 2007 and 2006 as reported by the Nasdaq Capital Market.

SALES PRICES

	High	Low
Calendar Year 2007		
First Quarter	$ 13.62	$ 12.00
Second Quarter	13.00	10.65
Third Quarter	11.89	9.80
Fourth Quarter	10.66	5.75
Calendar Year 2006		
First Quarter	$ 15.15	$ 11.50
Second Quarter	12.76	11.70
Third Quarter	12.94	12.00
Fourth Quarter	14.00	12.40

ADDITIONAL INFORMATION

News media representatives and those seeking additional information about the Company should contact Heather D. Brolick, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing her at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

COMMUNITY SHORES BANK CORPORATION DIRECTORS & OFFICERS

· *Board of Directors* ·

Gary F. Bogner *(Chairman, non-officer)*
Real Estate Developer

Heather D. Brolick
President, Chief Executive Officer and Secretary

Robert L. Chandonnet
(Vice Chairman, non-officer)
Owner and President, The Nugent Sand Company, Inc.

Bruce J. Essex
Chairman, Port City Die Cast

Steven P. Moreland
President and Chief Executive Officer, Automatic Spring Products Corporation

Bruce C. Rice
President, ESCO Company (chemical manufacturer)

Jonathan L. Smith
President and Chief Executive Officer, Kindel Furniture Co.

Roger W. Spoelman
President and Chief Executive Officer, Mercy General Health Partners (regional hospital)

· *Executive Officers* ·

Heather D. Brolick
President and Chief Executive Officer

Ralph R. Berggren
Senior Vice President and Secretary

Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer






COMMUNITY
SHORES BANK
CORPORATION

COMMUNITY SHORES BANK DIRECTORS & OFFICERS

· Board of Directors ·

Gary F. Bogner *(Chairman, non-officer)*
Real Estate Developer

Heather D. Brolick
President, Chief Executive Officer and Secretary

Robert L. Chandonnet
(Vice Chairman, non-officer)
Owner and President, The Nugent Sand Company, Inc.

Bruce J. Essex
Chairman, Port City Die Cast

Steven P. Moreland
President and Chief Executive Officer, Automatic Spring Products Corporation

Bruce C. Rice
President, ESCO Company (chemical manufacturer)

Jonathan L. Smith
President and Chief Executive Officer, Kindel Furniture Company

Roger W. Spoelman
President and Chief Executive Officer, Mercy General Health Partners (regional hospital)

· Management Team ·

Heather D. Brolick
President and Chief Executive Officer

Ralph R. Berggren
Senior Vice President, Chief Lending Officer and Secretary

John M. Clark
Vice President / Commercial Loan Department Head

Michael E. Jeruzal
Senior Vice President of Retail Lending and President Community Shores Mortgage Company

Amy L. Schultz
Senior Vice President and Technology/ Operations Manager

Lori E. Versalle
Senior Vice President and Branch Administrator

Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer

· Officers of the Bank ·

Joel M. Andersen
Portfolio Manager

Faith A. Biros
Deposit Processing Manager

Monica J. Bixeman
Retail Banking Officer

Sherri S. Campbell
Vice President / Deposit Operations Manager

Laurie L. Cordes
Vice President / Mortgage Loan Officer

Margaret M. Coutchie
Vice President / Controller

Lisa R. DeLass
Senior Vice President / Mortgage Loan Officer

Jennifer L. Egeler
Assistant Controller

Thomas A. Ellis
Senior Vice President / Mortgage Loan Officer

Sharon L. Gary
Human Resources Manager

Martin B. Hillila
Vice President / Commercial Lending Officer

Jon M. Huizenga
Mortgage Loan Officer

Robert J. Jacobs
Senior Vice President / Business Development Officer

Susan M. Kane
Vice President / Mortgage Loan Operations Manager

Alan W. Kowalski
Assistant Vice President / Loan Adj / Collections Manager

Kimberli A. LaVallee
Assistant Vice President / Grand Haven Branch Manager

Jean A. Lynch
Main Office Branch Manager

Ronald Maciejewski
Vice President / Commercial Lending Officer

Melissa S. Medendorp
Assistant Vice President / Credit Department

Patricia A. Nardi
Assistant Vice President / Loan Operations Manager

Renee L. Nyblade
Vice President / Mortgage Loan Officer

Sharon Prus
Assistant Vice President / North Muskegon Branch Manager

Benjamin Robbins
Vice President / Commercial Lending Officer

Cerise Semrinec
Vice President / Commercial Credit Department Manager

Clinton A. Todd
Vice President / Retail Lending

Laurie White
Vice President / Retail Deposit Sales Manager

Designed by Curran & Connors, Inc. / www.curran-connors.com

MAIN OFFICE
1030 W. NORTON AVENUE
MUSKEGON, MI 49441
PHONE: 231-780-1800
FAX: 231-780-1860

NORTH MUSKEGON
180 NORTH CAUSEWAY
NORTH MUSKEGON, MI 49445
PHONE: 231-780-1880
FAX: 231-719-0046

GRAND HAVEN
1120 S. BEACON BOULEVARD
GRAND HAVEN, MI 49417
PHONE: 616-844-5600
FAX: 616-846-4123

HARVEY
5797 HARVEY STREET
MUSKEGON, MI 49444
PHONE: 231-780-1800
FAX: 231-780-1808

www.communityshores.com

END